CONFIDENTIAL TREATMENT REQUESTED

BY THE CHARLES SCHWAB CORPORATION

UNDER 17 C.F.R. §200.83

June 20, 2011

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:     Kevin Woody, Branch Chief

    Jennifer Monick, Senior Staff Accountant

Re:	The Charles Schwab Corporation
Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 25, 2011
File No. 001-09700

Dear Mr. Woody and Ms. Monick:

We have set forth below the responses of The Charles Schwab Corporation (the Company) to the Comments detailed in the letter from Mr. Kevin Woody to Mr. Joseph R. Martinetto dated June 6, 2011, with respect to the above referenced periodic report. The staff’s comments are noted in italics below. The Company is requesting confidential treatment of the redacted portions of this letter (indicated by asterisks) in a separate letter to the Freedom of Information Act Officer.

Form 10-K

Financial Statements

Notes to Consolidated Financial Statements

14. Commitments and Contingent Liabilities

Legal contingencies, page 67

Comment 1: We note your response to our prior comment three. Please provide a more robust response addressing when the loss for the YieldPlus Fund Litigation and Regulatory Inquiries met the probable and reasonably estimable criteria described in paragraph 2 of ASC 450-20-25 and tell us how you determined that the loss contingency was not at least reasonably possible and that it was not necessary to disclose an estimate of the possible loss or range of loss in prior periodic filings in accordance with paragraph 4 of ASC 450-20-50. Your response should include, but not be limited to, a discussion of the exact timeline of these matters and detailed information regarding the settlement discussions. Further, your timeline should address the filings dates of your prior periodic filings.

Response: The Company’s policy is to include specific disclosure in the notes to its financial statements about a litigation or regulatory matter if there is at least a reasonable possibility that a loss will be incurred or where the matter may otherwise be of interest to shareholders. Consistent with ASC 450-20-50, the Company will include information

CTR 000071

CONFIDENTIAL TREATMENT REQUESTED

BY THE CHARLES SCHWAB CORPORATION

UNDER 17 C.F.R. §200.83

Securities and Exchange Commission

June 20, 2011

about the nature of the matter and either an estimate of the potential loss or range of loss, or, in the event a reasonable estimate cannot be made, a statement that the Company is unable to estimate its potential liability or range of potential liability. As detailed below, the Company disclosed the YieldPlus Fund class action and regulatory matters in its periodic reports as it became clear that a loss with respect to these matters was reasonably possible, updated those disclosures as the case progressed, and recorded and disclosed liabilities when losses became probable.

As in our prior response, we address the YieldPlus Fund class action litigation matter and the YieldPlus Fund regulatory matter separately, as these matters were procedurally unrelated, involved different parties and claims and proceeded on separate tracks.

Class Action Litigation: At the initial filing of the class action lawsuits in the first quarter of 2008, although the Company was confident in its defenses and the availability of applicable insurance policies, given the unpredictability of litigation, the Company determined that it was at least reasonably possible a loss could be incurred, and disclosed the lawsuits in its first quarter 2008 Form 10-Q. However, as is typical of complex, large scale litigation, at this point in the proceedings, the Company was unable to determine whether a loss was probable or to reasonably estimate the loss or range of loss. Before dispositive motions (e.g., motion to dismiss, motion for class certification, motion for summary judgment), formative issues had yet to be determined, such as the causes of action the plaintiffs could pursue, the definition of the class of plaintiffs (e.g., purchasers as of a certain date, residents of a certain state, etc.), the type of damages that could be recovered, whether plaintiffs could establish loss causation as a matter of law, and a key statutory interpretation question under the Investment Company Act of 1940 – whether defendants had violated mutual fund laws by making certain changes to the Fund’s portfolio without a shareholder vote. Without more definition of the scope of the case, neither party was in a position to engage experts to calculate theoretical damages, and at this stage the parties had yet to conduct discovery.

While many of these issues were ultimately determined as the litigation progressed through motions to dismiss and class certification, as of the point at which the parties moved for summary judgment in the first quarter of 2010, experts for each side were still battling over appropriate calculation of damages and the parties were at a standstill awaiting rulings from the court that would determine whether large portions of plaintiffs’ case would survive and the scope of any damages the plaintiffs could pursue. Under these circumstances, the Company was unable to reasonably determine whether a loss would be incurred or the range of any potential loss. As described below, once a number of these issues were clarified, especially following rulings by the trial judge on summary judgment on March 30, 2010 and April 8, 2010, the Company provided further information on plaintiffs’ claimed damages in its first quarter 2010 earnings release dated April 15, 2010, which was furnished on Form 8-K, and for that portion of the case where a loss had become probable, recorded a liability.

CTR 000072

CONFIDENTIAL TREATMENT REQUESTED

BY THE CHARLES SCHWAB CORPORATION

UNDER 17 C.F.R. §200.83

Securities and Exchange Commission

June 20, 2011

In response to your request, we provide the following chronology:

•

Nine class action lawsuits were filed between March and June 2008 alleging violations of California state law and federal securities law. On July 3, 2008, the court consolidated all nine lawsuits into a single action for purposes of pre-trial proceedings.

On May 9, 2008, the Company filed its periodic report on Form 10-Q for the first quarter of 2008. Consistent with ASC 450-20-50, the Company disclosed the filing and substance of the lawsuits, including the parties named, the nature of the claims and the relief sought, and that the Company was unable to determine whether a liability would be incurred or the range of any such liability. The Company provided similar disclosures in its periodic reports on Form 10-Q for the second and third quarters of 2008 which were filed on August 7, 2008 and November 6, 2008, respectively. As of these reporting dates the Company was unable to determine whether a loss was probable and was unable to reasonably estimate a loss or range of loss given the preliminary stage of these matters and the lack of definition of the scope of the case as discussed above.

•

On January 28, 2009, the court set a trial date of May 10, 2010. On February 4, 2009, the court denied defendants’ motion to dismiss plaintiffs’ federal law claims, dismissed all but one state law claim, and lifted a stay on discovery.

On February 25, 2009 the Company filed its annual report on Form 10-K for the year ended December 31, 2008. On May 7 and August 6, 2009, the Company filed its periodic reports on Form 10-Q for the first and second quarters of 2009, respectively. As of the date of these filings, the Company disclosed that it was unable to determine whether a liability would be incurred or the range of any such liability. As of these reporting dates the Company was unable to determine whether a loss was probable and was unable to reasonably estimate a loss or range of loss given the preliminary stage of these matters and the lack of definition of the scope of the case as discussed above. Although as of these reporting dates certain issues had been determined on defendants’ motion to dismiss and plaintiffs’ claims had been narrowed somewhat, most other formative issues had yet to be determined, including defendants’ loss causation defense, interpretation of the operative mutual fund statute, the definition of the class of plaintiffs and the type of damages that could be recovered, and the parties had yet to conduct discovery, including with respect to damages. As part of its evaluation of the accounting for legal contingencies, management considers the opinion of the Company’s outside defense legal counsel. As of the filings of the Form 10-K for the year ended December 31, 2008 and for the Form 10-Q for the first and second quarters of 2009, the Company’s outside defense counsel was then unable to form an opinion as to whether the Company would incur a liability or the range of any such liability.

CTR 000073

CONFIDENTIAL TREATMENT REQUESTED

BY THE CHARLES SCHWAB CORPORATION

UNDER 17 C.F.R. §200.83

Securities and Exchange Commission

June 20, 2011

•

On August 21, 2009, the court certified two classes of plaintiffs for purposes of the federal law claims and a single class of plaintiffs for purposes of the remaining California state law claim. Plaintiffs filed their Second Amended Complaint on October 26, 2009.

•

On September 15 and 16, 2009, the parties met in a mandatory pre-trial mediation session in a process required as part of the federal civil proceedings and presided over by a federal magistrate. During this session, the parties presented their views of the case, including potential damages, with plaintiffs positing a view of damages exceeding $1.75 billion and defendants disputing the methodology and assumptions of plaintiffs’ calculations, and certain allegations (later abandoned by plaintiffs) at the core of their original complaint. Given the wide differences between the parties, no offers or counteroffers were exchanged. The parties agreed to exchange experts’ reports on damages and to make their experts available to one another; the Company agreed to provide further discovery relevant to certain of the factual issues discussed; and the parties agreed to meet again on November 24, 2009, later postponed at plaintiffs’ request to January 20, 2010.

•

Expert reports exchanged on October 16, 2009 confirmed that the parties were far apart on their calculations of theoretical damages. Plaintiffs’ expert estimated damages at $1 billion and defendants’ expert calculated that, even assuming liability and causation, maximum recoverable damages would be $450 million. Under various scenarios calculated by defendants’ expert, assuming defendants were to prevail on their liability and loss causation defenses, damages would be zero.

On November 5, 2009, the Company filed its periodic report on Form 10-Q for the third quarter 2009 and disclosed that it remained unable to determine whether a liability would be incurred or the range of any such liability. Notwithstanding that both parties shared information on theoretical damages, as discussed above, the Company did not believe such amounts represented a reasonable estimate of loss or range of loss because there was no progress toward a settlement, and the case appeared headed for trial, for which both parties were actively preparing, and the Company remained confident in its defenses. Additionally, significant legal issues remained undetermined until summary judgment (including interpretation of Section 13(a) under the Investment Company Act of 1940 and plaintiffs’ ability to establish loss causation), and there was wide discrepancy in the parties’ calculations of theoretical damages.

•

The parties met again on January 20, 2010 in the second session of mandatory mediation. With plaintiffs’ damages estimate, assuming liability and causation, more than twice that of defendants, and with damages of zero assuming defendants prevailed on their liability and causation defenses, the parties were too far apart for any meaningful settlement dialog and the session ended after only a few hours.

CTR 000074

CONFIDENTIAL TREATMENT REQUESTED

BY THE CHARLES SCHWAB CORPORATION

UNDER 17 C.F.R. §200.83

Securities and Exchange Commission

June 20, 2011

•	Plaintiffs and defendants filed motions for summary judgment on February 11, 2010.

Based on the facts existing at December 31, 2009 and at February 25, 2010, the filing date of the Company’s Form 10-K for the year ended December 31, 2009, the Company disclosed in its filing that it was not able to estimate whether it would incur a liability or the range of any such liability in connection with the litigation. As of this reporting date the Company was unable to determine whether a loss was probable and was unable to reasonably estimate a loss or range of loss because there continued to be a wide divergence between the parties on key factual issues, including measures of potential damages; a number of critical legal questions with material implications for the scope of the case remained unsettled pending rulings from the judge on summary judgment, including plaintiffs’ ability to establish loss causation, and interpretation of Section 13(a) under the Investment Company Act of 1940; and the opinions of defense counsel and experts and recent court rulings in favor of similarly-situated defendants in other cases provided no additional clarity for potential liability or estimate of loss or range of loss. Additionally, there was no indication of interest on the part of plaintiffs of a settlement range that in the Company’s opinion would justify avoiding the litigation and reputational risks associated with trial. The Company’s outside defense counsel confirmed that counsel was then unable to form an opinion as to whether the Company would incur a liability or the range of any such liability.

•

On March 4, 2010, experts for plaintiffs and defendants filed reports of estimated damages with the court; plaintiffs’ expert’s estimated damages reflected an increase from the report exchanged with defendants on October 16, 2009.

•

Following agreement of the parties to participate in a voluntary dispute resolution process (outside of the mandatory mediation process under the auspices of the court) to explore the possibility of a settled resolution, the parties met with a private mediator agreed to by the parties on March 8, 2010 and March 18, 2010. At the conclusion of the second of these mediation sessions, with the parties still far apart in their view of the case, the mediator inquired of both sides as to whether it would be productive for him to propose an amount that would reflect his view of a reasonable settlement given the positions of the parties as he understood them. Plaintiffs responded to the mediator that they would not be receptive to a proposal from the mediator given the pendency of summary judgment motions with the court. No settlement amount was thus proposed by the mediator, and no further sessions with the mediator were scheduled.

•

On March 30, 2010, the court’s summary judgment order ruled defendants liable on plaintiffs’ California state law claim based on an interpretation of Section 13(a) under the Investment Company Act of 1940 materially adverse to defendants’ case, and in a second order the court proposed two potential methodologies for calculating damages on that claim. Defendants’ expert calculated damages under one of these methodologies to be zero, and under the alternative methodology, to range from $21 million to $25 million. As a result of the ruling on liability, the Company determined that a loss was probable and that the loss could be reasonably estimated and therefore recorded a liability in its

CTR 000075

CONFIDENTIAL TREATMENT REQUESTED

BY THE CHARLES SCHWAB CORPORATION

UNDER 17 C.F.R. §200.83

Securities and Exchange Commission

June 20, 2011

first quarter 2010 results in the amount of $11 million for the California state law portion of the case. This was based on counsel’s view of the damages framework most likely to be adopted by the court. The Company announced this accrual in its earnings release on April 15, 2010.

•

On April 8, 2010, in connection with plaintiffs’ federal law claims, the court issued certain additional rulings materially adverse to the Company on summary judgment, including rejecting the Company’s loss causation defense, which would have reduced damages to zero. As a result of those rulings, and the fact that by this point the discrepancies between expert damages reports filed by the parties had narrowed, the Company provided additional disclosure in its April 15, 2010 earnings release, specifying the amount of claimed damages that plaintiffs asserted pertaining to the federal law claims.

•

On April 15, 2010, the parties reconvened with the federal magistrate in another round of mandatory mediation. Based on negotiations during that session and subsequent telephonic negotiations between counsel, on April 20, 2010, the parties reached a settlement agreement in which the Company, without admitting liability, agreed to pay a total of $200 million to resolve plaintiffs’ federal law claims. As a result, on April 20, 2010 the Company determined that a loss was probable and that a loss could be reasonably estimated and therefore recorded an additional liability of $172 million pre-tax in its first quarter 2010 results for the federal law claims potion of the case. The Company also revised its previously announced first quarter 2010 results, and disclosed the impact of the settlement in a Form 8-K furnished on that day. Up to April 20, 2010, the Company was preparing for trial on the federal law claim. Even after settlement on the federal law claim, the Company continued to prepare for trial on the California state law claim.

•

Following subsequent conversations between counsel for the parties, a settlement agreement was reached on May 5, 2010 in which the Company agreed to pay a total of $35 million to resolve plaintiffs’ California state law claim. The Company increased the reserve previously established for that portion of the case and revised its first quarter 2010 results accordingly.

On May 7, 2010 the Company filed its periodic report on Form 10-Q for the first quarter 2010. In this filing the Company disclosed that it recorded a liability in the amount of $196 million, which represented $200 million for the federal law claims and $35 million for the California state law claim, offset by $39 million of insurance coverage, and further noted that the settlements remained subject to final court approval and that the actual liability could be higher or lower than the amount reserved.

Regulatory Investigations: Although the Company believed strongly that the decline of the YieldPlus fund was not related to any wrongdoing, as certain regulatory inquiries advanced and it became clear that regulatory liability was reasonably possible, the Company began disclosing the matters in its filings starting with its second quarter 2009 Form 10-Q. In initial discussions with regulators, the Company disputed regulators’ characterizations of the facts and their interpretation of certain legal issues. The scope of

CTR 000076

CONFIDENTIAL TREATMENT REQUESTED

BY THE CHARLES SCHWAB CORPORATION

UNDER 17 C.F.R. §200.83

Securities and Exchange Commission

June 20, 2011

potential regulatory charges, if any, remained indeterminate and the Company was unable to determine whether a loss was probable or to reasonably estimate the loss or range of loss.

Even after discussions with SEC staff eventually expanded to include discussion of the staff’s expectations of a potential settlement and the amount of relief, negotiation over other threshold settlement conditions (including scope of charges, language of a consent order, and that a settlement cover potential liability for all pending regulatory investigations – SEC, FINRA and states) did not advance far enough for the Company to have any reasonable basis for predicting whether a settlement was possible or its potential liability in a settlement. Even with respect to monetary relief, disagreement with staff over the calculation of relief it would be authorized to recover in a litigated proceeding continued well into the fourth quarter of 2010, up until settlement was reached. In addition, discussions with other regulators concerning charges or settlements were contingent on whether an SEC settlement was achievable. With any possibility of a settlement still highly uncertain, the Company could not reasonably predict how the matter might ultimately be resolved, whether through settlement or at trial, or its potential liability under any of those scenarios. Only at the end of the process, when regulators finally signaled that a global regulatory settlement would be possible, established an amount for each regulator and the states, and consented to the Company’s other remaining threshold settlement conditions, was the Company in a position to determine that a loss was probable and provide a reasonable estimate of such loss and record a liability.

In response to your request, we provide the following chronology reflecting the significant uncertainties in separate discussions with the several regulators about their potential regulatory charges:

•	On October 4, 2009, the Company received a Wells notice from staff of the SEC’s Division of Enforcement. On October 27, 2009 the Company received a Wells notice from FINRA enforcement staff.

•	On November 19, 2009, the Company filed its SEC Wells response. On December 16, 2010, the Company filed its FINRA Wells response.

On November 5, 2009, the Company filed its periodic report on Form 10-Q for the third quarter 2009. The Company disclosed details pertaining to the Wells notices, and that it would be responding to regulators as to why any charges would be unwarranted. Given the preliminary stage of these matters, the Company also disclosed that it was unable to determine whether a liability would be incurred or the range of any such liability. Additionally, the Company’s outside defense counsel confirmed that counsel was then unable to form an opinion as to whether the Company would incur a liability or the range of any such liability.

CTR 000077

CONFIDENTIAL TREATMENT REQUESTED

BY THE CHARLES SCHWAB CORPORATION

UNDER 17 C.F.R. §200.83

Securities and Exchange Commission

June 20, 2011

•

An initial settlement discussion with SEC staff occurred on January 29, 2010 in which counsel for the Company described a general outline of a settlement that would, notwithstanding the Company’s strong defenses, justify avoiding the costs and risks of trial. ***

•	A settlement demand *** was received on February 17, 2010 from the SEC staff, ***.

The Company disclosed in its Form 10-K for the year ended December 31, 2009 that as of the filing date of February 25, 2010, it was not able to estimate whether it would incur a liability or the range of any such liability in connection with pending regulatory investigations. As of this filing date, the Company was unable to determine whether a loss pertaining to the SEC matter was probable and was unable to reasonably estimate any such loss or range of loss for the following reasons: the staff’s settlement demands were too indefinite and preliminary and did not address material settlement terms, such as charges, parties and language; and the Company had received no indication from the staff on threshold settlement conditions, such as a global settlement to include other regulatory investigations then still in their early stages. Further, the parties diverged widely on the construct for determining monetary relief recoverable in a litigated proceeding and in an initial settlement discussion, the staff had rejected benchmarks to prior cases proposed by the Company involving settlement amounts that, in the Company’s opinion, would justify avoiding the litigation and reputational risks associated with trial. Additionally, the Company was confident in its defenses if charges were ultimately instituted. As of the date of the filing of its 2009 Form 10-K, the Company’s outside defense counsel confirmed that counsel was then unable to form an opinion as to whether the Company would incur a liability or the range of any such liability.

CTR 000078

CONFIDENTIAL TREATMENT REQUESTED

BY THE CHARLES SCHWAB CORPORATION

UNDER 17 C.F.R. §200.83

Securities and Exchange Commission

June 20, 2011

•	***

•	***

•	On April 20, 2010, the Company received a settlement demand from FINRA ***.

•

On May 6, 2010, a meeting with senior Enforcement Division staff was held, including a presentation by counsel for the Company disputing the staff’s characterizations of certain factual and legal matters, and a discussion of potential settlement terms.

On May 7, 2010, the Company filed its periodic report on Form 10-Q for the first quarter 2010. In its filing the Company disclosed that it had begun settlement discussions with regulators, but that it remained unable to predict whether a settlement would be probable or to estimate the range of any potential liability. Notwithstanding that the parties exchanged potential settlement amounts, the Company was still unable to estimate a loss or range of loss because the SEC staff’s settlement demands still did not address threshold settlement conditions and material settlement terms, such as charges, parties and order language, and the parties still diverged widely on the range of potential monetary relief for the Company to provide any reasonable predictions of outcomes. The Company’s preliminary settlement offer remained fully contingent on the Company’s threshold settlement conditions, including a global settlement as discussed above. At this time, the Company was preparing for trial to defend against the SEC’s allegations.

•	***

CTR 000079

CONFIDENTIAL TREATMENT REQUESTED

BY THE CHARLES SCHWAB CORPORATION

UNDER 17 C.F.R. §200.83

Securities and Exchange Commission

June 20, 2011

•	***

•	***

•	***

•

On June 15, 2010, the Company held a joint meeting with Connecticut and Illinois regulators regarding their view of their respective potential cases. Settlement of these state matters was conditioned on resolution of the SEC and FINRA inquiries and thus remained uncertain given the status of those negotiations. ***

On August 5, 2010 the Company filed its periodic report on Form 10-Q for the second quarter 2010, which disclosed the ongoing settlement discussions with regulators, but noted that the Company remained unable to predict whether a settlement would be probable or the range of any potential liability. The Company was unable to determine whether a loss was probable or to reasonably estimate a loss or range of loss because there were no apparent prospects for a regulatory settlement and the Company’s prospects for one or more trials pertaining to regulatory charges was impossible to predict. The outcome of these matters was now more uncertain than ever. Additionally, the Company disclosed in its Form 10-Q for the second quarter of 2010 that the Company believed it had strong defenses if enforcement proceedings were instituted and that any adverse judgment could result in the imposition of disgorgement, penalties and other monetary and injunctive relief against the Company. This was indicative of the

CTR 0000710

CONFIDENTIAL TREATMENT REQUESTED

BY THE CHARLES SCHWAB CORPORATION

UNDER 17 C.F.R. §200.83

Securities and Exchange Commission

June 20, 2011

uncertainty of whether the Company would be able to enter a settlement or be required to defend itself at trial.

•	During the week of August 9, 2010, the Company retained trial counsel and began preparations for its defense at trial.

•

Discussions between SEC staff and trial counsel for the Company in late August 2010 over the proposed form of order and scope of charges led to an initial meeting between trial counsel for the Company and senior Enforcement Division staff on September 7, 2010. ***

•

By the end of October 2010, trial counsel had reached tentative agreement with the staff on a number of open issues regarding the scope of the staff’s case, ***. However, significant differences remained between the parties on certain language in the order, on whether the staff would agree to a global settlement with credits for other regulators, and with respect to monetary relief, an issue that had been deferred to this point.

•

In October 2010, in connection with the YieldPlus Fund class action settlement agreements then still pending court approval, an assertion by class plaintiffs’ that the settlements left open certain claims led to motions seeking to clarify the scope of claims released in the settlements. On October 14, 2010, the judge issued an order significantly limiting the scope of the release the Company and other defendants would obtain. In light of the court’s opinion, the Company began to reevaluate its litigation options, including whether to seek termination of the proposed federal and state class settlements (a step defendants ultimately took on November 8, 2010).

•

With litigation of previously settled matters in the class actions now a distinct possibility, regulators and counsel for the Company mutually acknowledged that prospects for any resolution of regulatory matters were increasingly uncertain.

•	***

CTR 0000711

CONFIDENTIAL TREATMENT REQUESTED

BY THE CHARLES SCHWAB CORPORATION

UNDER 17 C.F.R. §200.83

Securities and Exchange Commission

June 20, 2011

On November 8, 2010 the Company filed its periodic report on Form 10-Q for the third quarter 2010, which disclosed the ongoing settlement discussions with regulators but noted that the Company remained unable to predict whether a settlement could be reached or to estimate the range of any potential liability. As of this filing date, the Company was unable to determine whether a loss was probable or to reasonably estimate a loss or range of loss because the parties were still far apart on relief, potential offsets and certain critical order language, discussions with regulators were still uncertain pending resolution of the civil class action matter (which increasingly appeared headed for trial), and any regulatory settlement was still highly speculative.

•	On November 8, 2010, the Company served class action plaintiffs with notice of termination of the proposed federal and state settlements and filed a motion to withdraw from the settlements.

•	***

•	***

•	***

•

On November 24, 2010, following negotiations between class plaintiffs and defendants, the court preliminarily approved an amendment to the class action settlements resolving the dispute over scope of the released claims.

•	***

CTR 0000712

CONFIDENTIAL TREATMENT REQUESTED

BY THE CHARLES SCHWAB CORPORATION

UNDER 17 C.F.R. §200.83

Securities and Exchange Commission

June 20, 2011

•	***

•

On December 6, 2010, counsel confirmed tentative agreement with the SEC subject to resolution of a consent order with FINRA. On this date, the Company determined that a loss pertaining to this global settlement was probable and could be reasonably estimated.

•	***

•

Following the SEC/FINRA meeting, the Company approached Connecticut and Illinois regulators to discuss potential settlement terms, and over the latter half of December, negotiated settlement agreements with those regulators, which were finalized during early January of 2011.

On February 25, 2011 the Company filed its annual report on Form 10-K for the year ended December 31, 2010. In this filing the Company disclosed that it had accrued a liability of $121 million for these regulatory matters.

Comment 2: We note your disclosure regarding the 20 individual arbitration claims seeking $3 million in damages and that you have been accruing reserves. Please tell us the amount you have accrued. Additionally, please tell us how you complied with paragraph 4 of ASC 450-20-50, or tell us how you determined it was not necessary to disclose an estimate of the range of loss in your periodic filings.

Response: The Company accrued *** relating to the 20 individual arbitration claims seeking $3 million in damages. The amount sought under these claims of $3 million was considered the maximum amount of liability under these matters. Management of the Company determined this amount was not material to the Company’s financial statements taken as a whole and therefore the amount accrued was not disclosed.

CTR 0000713

CONFIDENTIAL TREATMENT REQUESTED

BY THE CHARLES SCHWAB CORPORATION

UNDER 17 C.F.R. §200.83

Securities and Exchange Commission

June 20, 2011

Comment 3: We note your disclosures regarding Auction Rate Securities Regulatory Inquiries and Total Bond Market Fund Litigation. In light of the length of time since these matters were initiated, please tell us how you are unable to determine whether a loss will be incurred or unable to estimate the range of loss. Please refer to ASC 450-20.

Response: As disclosed in the Company’s annual report on Form 10-K for the year ended December 31, 2010, the Auction Rate Securities and Total Bond Market Fund matters are still at a preliminary stage, with neither of these matters having advanced past the stage of dispositive motions.

With respect to the remaining pending Auction Rate Securities matter, a civil regulatory lawsuit filed in New York state court against the Company by the New York Attorney General, the Company’s motion to dismiss in that case has been pending since March 15, 2010, with significant threshold issues (e.g., viability of the claims, jurisdictional limits, available relief) yet to be addressed, and the parties have not engaged in settlement negotiations. Because of these significant uncertainties, the Company could not reasonably predict whether a liability would be incurred or the range of any such liability, in accordance with ASC 450-20 as of February 25, 2011, the filing date of the Company’s Form 10-K for the year ended December 31, 2010.

With respect to the first of the two Total Bond Market Fund matters, Northstar, since it was filed in August 2008, plaintiffs’ case has been narrowed substantially by rulings on defendants’ original motion to dismiss in 2009 and on an appeal by defendants to the Ninth Circuit Court of Appeals. Both in the Northstar and Smit matter, the second of the two lawsuits (which was only filed on September 3, 2010), motions to dismiss plaintiffs’ amended complaints remained pending as of February 25, 2011, the filing date of the Company’s 2010 Form 10-K. Given the early stage of these proceedings, the difficulty of predicting how much of plaintiffs’ cases would survive dispositive motions, and the fact that damages in both cases remained unspecified (and no discovery on damages or otherwise had been conducted), the Company could not reasonably predict whether a liability would be incurred or the range of any such liability. Indeed, on March 2, 2011, subsequent to filing the Form 10-K, plaintiffs’ case in Northstar was narrowed further by rulings on defendants’ motion to dismiss, with certain claims dismissed with prejudice and other claims dismissed with leave to amend; and on March 8, 2011, the Smit matter was dismissed in its entirety with prejudice.

*  *  *  *

CTR 0000714

CONFIDENTIAL TREATMENT REQUESTED

BY THE CHARLES SCHWAB CORPORATION

UNDER 17 C.F.R. §200.83

Securities and Exchange Commission

June 20, 2011

Management of the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (415) 667-9733 or James Egan, Senior Vice President – Corporate Controller, at (415) 667-9344 if you have any questions or comments concerning this letter.

Sincerely,

/s/ Joseph R. Martinetto
Joseph R. Martinetto
Executive Vice President & Chief Financial Officer

CTR 0000715